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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                 Just Toys, Inc.
                                (Name of Issuer)

                      Common Stock par value $.01 per share
                         (Title of Class of Securities)

                                   482133 10 5
                                   -----------
                                 (CUSIP Number)

                                Paul Lucido, Esq.
                              Shack & Siegel, P.C.
                                530 Fifth Avenue
                            New York, New York 10036
                                 (212) 782-0707
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 24, 1997
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

                                Page 1 of 6 pages






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                                  SCHEDULE 13D

CUSIP No. 482133-10-5                                          Page 2 of 6 Pages
---------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

          Geoffrey Gimbel and Murray Meyers as Trustees under Voting Trust dated as of October 7, 1997 by and between Geoffrey Gimbel, Roger Gimbel, Bradley Meyers, Gary Meyers, Lawrence Meyers, Murray Meyers and Susan Schulman.

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [ ]
               (b) [ ]

3)    SEC USE ONLY

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4)    SOURCE OF FUNDS
      00  (See Item 3)

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5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS             2(d) OR 2(e)   [ ]

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6)    CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

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7)    SOLE VOTING POWER
            299,683  (See Item 5)

              ------------------------------------------------------------------
NUMBER         8)  SHARED VOTING POWER
OF SHARES                    None
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       9)     SOLE DISPOSITIVE POWER
EACH                         None  (See Item 5)
REPORTING     ------------------------------------------------------------------
PERSON        10) SHARED DISPOSITIVE POWER
                             None

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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON 299,683 (See Item 5)

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12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                             [ ]
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                                                               Page 3 of 6 Pages

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.18%

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14)   TYPE OF REPORTING PERSON
           00






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                                                               Page 4 of 6 pages

Item 1.    Security and Issuer

      This statement relates to shares of Common Stock par value $.01 per share (the "Shares") of Just Toys, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 West 23rd Street, New York, New York 10010.

Item 2.    Identity and Background

      The persons filing this statement are Geoffrey Gimbel and Murray Meyers as Trustees, under the Voting Trust dated as of October 7, 1997 by and between Geoffrey Gimbel, Roger Gimbel, Bradley Meyers, Gary Meyers, Lawrence Meyers, Murray Meyers and Susan Schulman the ("Trust") with an address of c/o Shack & Siegel, P.C., 530 Fifth Avenue, New York, New York 10036.

      During the past five years, each of the Trustees has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, each of the Trustees has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      Each of the Trustees is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

      The securities were transferred to the stockholders (the "Stockholders") of RGA Accessories, Inc., a Delaware corporation by a pro-rata dividend of the securities and acquired by the Trustees under the terms of the Trust.

Item 4.  Purpose of Transaction.

      The purpose of the acquisition is to vest the right to vote the Stockholders' respective shares in the Trustees.

Item 5.  Interest in Securities of the Issuer.

      (a) The Trustees may be deemed to beneficially own 299,683 Shares, representing approximately 7.18% of the outstanding Shares of the Issuer (based on 4,175,696 Shares of the Issuer reported to be outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
1997).






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                                                               Page 5 of 6 pages

      (b) The right and manner to vote the Trust's Shares are divided two-thirds to Geoffrey Gimbel and one-third to Murray Meyers. Accordingly, Geoffrey Gimbel as Trustee may be deemed to have sole voting power over 199,789 Shares and Murray Meyers as Trustee may be deemed to have sole voting power over 99,894 Shares.

      (c) The Trustees have not, in the past sixty days, engaged in any transactions involving Shares of the Issuer.

      (d ) and (e) N/A.

      The Trust provides for the transfer to the Trust of each Stockholder's respective Shares, for the Trust to have a three year term unless earlier terminated by Stockholders owning at least 60% of the Trust's Shares, that the Trustees may appoint a successor and that the right and manner to vote the Trust's Shares is divided two-thirds to Geoffrey Gimbel or his successor and one-third to Murray Meyers or his successor.

Item 7.  Material to be Filed as Exhibits.

      1) Voting Trust, dated as of October 7, 1997, by and between Geoffrey Gimbel, Roger Gimbel, Bradley Meyers, Gary Meyers, Lawrence Meyers, Murray Meyers and Susan Schulman and Geoffrey Gimbel and Murray Meyers, as Trustees.






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                                                               Page 6 of 6 pages

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1998

                                                   /s/ Geoffrey Gimbel
                                                   -----------------------------
                                                   Geoffrey Gimbel, as Trustee
                                                   under Voting Trust dated as
                                                   of October 7, 1997 by and
                                                   between Geoffrey Gimbel,
                                                   Roger Gimbel, Bradley Meyers,
                                                   Gary Meyers, Lawrence Meyers,
                                                   Murray Meyers and Susan
                                                   Schulman.

                                                   /s/ Murray Meyers
                                                   -----------------------------
                                                   Murray Meyers, as Trustee
                                                   under Voting Trust dated as
                                                   of October 7, 1997 by and
                                                   between Geoffrey Gimbel,
                                                   Roger Gimbel, Bradley Meyers,
                                                   Gary Meyers, Lawrence Meyers,
                                                   Murray Meyers and Susan
                                                   Schulman.






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